1
Multi-Fineline
Electronix, Inc.
Multi-Fineline
Electronix, Inc.
NASDAQ:  MFLX
NASDAQ:  MFLX
Filed by Multi-Fineline Electronix, Inc.
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934
Subject Company: MFS Technology Ltd.
Commission File No. 000-50812

This includes forward-looking statements that involve risks and uncertainties.  These forward-looking statements include, but are not limited to, statements and predictions regarding net sales, net income, gross margins, the growth of, and trends in, the electronics (including camera phone) markets, and statements regarding our competitors, our competitive strengths, plans regarding our camera strategy and our capacity expansion opportunities, the company’s objectives and strategies, product trends, growth and expansion of the company’s business and facilities, and the installation of equipment at those facilities.  Additional forward-looking statements include, but are not limited to, statements pertaining to other financial items, plans, strategies or objectives of management for future operations, financial condition or prospects, and any other statement that is not historical fact, including any statement which is preceded by the words “will,” “plan,” “expect,” “estimate,” “aim,” or similar words.  Actual events or results may differ materially from the company’s expectations.  Important factors that could cause actual results to differ materially from those stated or implied by the company’s forward-looking statements include the impact of changes in demand for the company’s products, the company’s success with new and current customers, whether the company is required to make the offer to acquire the outstanding shares of
MFS and the outcome of that offer, if made, the company’s ability to finance such offer, the outcome of the litigation by and against the Stark hedge funds, the outcome of the litigation against WBL, the outcome of the appeal with the Singapore Securities Industries Council, the company’s ability to diversify its customer base, the company’s effectiveness in managing manufacturing processes and costs and expansion of its operations, the degree to which the company is able to utilize available manufacturing capacity, the impact of competition and of technological advances, and other risks detailed from time to time in the company’s SEC reports, including its recent Quarterly and Annual Reports on Forms 10-Q and 10-K. These forward-looking statements represent the company’s judgment as of the date of this presentation.  The company disclaims any intent or obligation to update these forward-looking statements.
Forward-Looking Language Statement

M-Flex Overview
Leading global provider of
high-quality, technologically advanced
flexible printed circuits
added-value of turnkey component
assembly
Focus on applications and products
where flexible printed circuits facilitate
human interaction with electronic
devices
where size, shape or weight is
paramount
Supply to the OEMs that market portable
electronics
Be a global provider of electronics
packaging technology
PDA/Smart Phones
Power Products
Industrial Mobile Phones

Design &
Application
Engineering
Flex
Fabrication
Integrated Approach
Component
Assembly
Global
Design Teams
Japan
China
USA
Taiwan
Netherlands
Singapore
Malaysia
End-to-End Solution
M-Flex is organized operationally
to be global but also
Quick-to-Market
Early Supplier Involvement

End-to-End Solution
Pre-
Production
Integrated Approach
U.S./China
Flex
Fabrication
Component
Assembly Assemble Components
105,000 sq. ft. in Anaheim
Corporate Headquarters
Since 1995
Produce Flex Circuits
53,000 sq. ft. in Anaheim
Since 1984
Flex & Assembly
225,000 sq. ft. in China
Since 1994
Anticipate and secure the capacity and technology at just the right time
M-Flex is organized operationally
to be global but also
Quick-to-Market

End-to-End Solution
High Volume
Low-Cost
Manufacturing
Integrated Approach
China
Flex
Fabrication
Component
Assembly
Flex & Assembly
225,000 sq. ft. in China
Since 1994
M-Flex Suzhou
Flex & Assembly
300,000 sq. ft.
June 2004
Anticipate and secure the capacity and technology at just the right time
M-Flex is organized operationally
to be global but also
Quick-to-Market

MFC2 Expansion
Construction complete
with some production
currently underway
200,000 sq. ft.
End-to-End Solution
Expanding
High Volume
Low-Cost
Manufacturing
Integrated Approach
China
Flex
Fabrication
Component
Assembly
M-Flex Suzhou
Flex & Assembly
300,000 sq. ft.
June 2004
Anticipate and secure the capacity and technology at just the right time
M-Flex is organized operationally
to be global but also
Quick-to-Market
October 2006

$0.0
$2.0
$4.0
$6.0
$8.0
$10.0
$12.0
2005 2009 2010
Estimated Market Size of Pure Flex + Rigid Flex
Component Assembly Excluded
$7.5 $9.1
$12.0
Sources:  N.T. Information Ltd. For 2005 and CAGR, Prismark Partners for 2009, 2010 extrapolated
Large and Growing Market Opportunity

Major Market Driver for Flexible Circuits
660
900 1,100
0
200
400
600
800
1,000
1,200
2004 2006 2010
Projected Worldwide Market for Mobile Phones
Sources:
Prismark Partners
Prismark Partners
CCG News

Product Trends Driving Growth Opportunity
Anticipating best design and engineering solution is
differentiator
M-Flex listens and can quickly respond
Functionality and complexity
Decreasing product size is the design challenge
Miniaturization is facilitated by flex not rigid PCBs
Flex facilitates human interaction with electronic devices
Percentage of M-Flex products with assembly content increasing
Currently 95% of M-Flex products have components on flex

Dynamics of Changing Marketplace
Competitors recognize one-stop, integrated solution as
compelling business model/attractive market opportunity
Average sales price per part up 1.6 percent in fiscal 4Q 2006 compared to fiscal 3Q 2006 due in part to mix change
Innovating with technology solutions tailored to customers’
needs remains M-Flex strategic priority
Responding quickly to contracting or expanding
fluctuations in the market will be increasingly important

Dynamics of Changing Marketplace
Building customer base among a variety of portable device
manufacturers is strategy to sustain and strengthen M-Flex
market leadership going forward
Sony Ericsson became major customer representing 12 percent of revenues in fiscal 4Q 2006
M-Flex continues to be a significant flex/flex assembly supplier to its largest handset customer but quantities slipped in 4Q
2006
Quantities of parts sold to largest customer decreased 20% in fiscal 4Q
2006 over fiscal 3Q 2006 while ASP essentially held
Quantities of parts sold to all other customers also decreased between fiscal 4Q 2006 and fiscal 3Q 2006 but the ASP’s rose 18%

Flex Only
Choice of Product Profile
Simple
High
Volume
Low Volume
Complex
Added
Value
Continue on our current path of growth
Restructure corporate and production
functions in Anaheim to focus on:
Research and Development
High-performing service
Small volume prototype production
R&D
Pursue business opportunities
based upon market driven need
and expand manufacturing
capacity ‘just in time’ to meet
demand

Assembly on flex represents substantial challenges for “Stand
Alone” flexible PCB & EMS providers
Competitors are making more investments with greater commitment to participate in the flex assembly market
M-Flex integrates flex and assembly technologies
Application engineering and designs more challenging
Assembly techniques created specifically for flex
Tooling and fabrication created specifically for flex
Higher quality, higher yields/lower cost, quicker-to-market
One stop shopping--one price mark up instead of two
Mounting all electronics on flex a possibility
Global design teams strategically located to facilitate ‘engineer-
to-engineer’ communications
Our Unique Position as a Technology Integrator

Market trend is toward flex with
components vs. bare flex
EMS competitors have increasing
interest in expanding flex
capability
M-Flex sells flex assemblies to
them
Overview of Competitors
M-Flex’s advantage -- integrated flex and assembly
capabilities
95% of M-Flex shipments are flex assemblies not
bare flex
Market trend is toward more components/flex
Hon Hai
Flextronics
Mektec
BYD
Ichia
Global
Sumitomo Bakelight
MFS

Power Supplies
New M-Flex Technology
90 Watt Charger
Embedded Magnetics
Embedded Faraday Shield
Cooler Operation
Reduced Area and Height
Example of Product Focus for Future Advances
Current Technology
70 Watt Charger
Transformer
Inductor

One of the Markets for our Embedded Magnetics Products
$0.0
$2.0
$4.0
$6.0
$8.0
$10.0
$12.0
$14.0
$16.0
$18.0
$20.0
2005 2006 2007 2008 2009 2010 2011
DC/DC
AC/DC
Source: The Worldwide Market for Power Supplies – 2006 Edition.  Provided by Ash Sharma, Senior Analyst, IMS Research.
The Worldwide Merchant Market for Power Supplies by Product Type

One of the Markets for our Embedded Magnetics Products
Source: AC-DC Power Supplies Global Market Forecasts and Competitive Environment Eighth Edition.  Provided by Jeremiah Bryant, Research Analyst, Darnell Group.
Worldwide Embedded AC-DC Power Supply Market Merchant and Captive Sales
0
200
400
600
800
1,000
1,200
2006 2007 2008 2009 2010 2011

19 M-Flex Cameras on Flex Example of Product Focus for Future Advances Less than 6mm industry standard 8.5 mm Flexible printed circuit Lensing System

M-Flex Camera Module Strategy
Aurora Optical (previously Applied Image Group) became a
subsidiary of M-Flex in June 2005
AO has designed and made lenses for over 10 years
M-Flex has electronics assembly experience spanning 10 years, including 2 years of experience with assembling third party cameras onto flexible printed circuits
AO integrated with M-Flex is a vertically, technology-oriented camera module company
During 2006, additional manufacturing processes/technology
added to support production of camera modules

371
443
529
631
754
900
-
100
200
300
400
500
600
700
800
900
1,000
2005 2006 2007 2008 2009 2010
Projected Camera Phone Shipments 2005-2010
Camera Phone Forecast
Source: Info Trends/CAP Ventures for 2005 & 2010, others extrapolated

M-Flex Camera Module Strategy
AO capabilities integrated with M-Flex include:
Flexible printed circuit substrate design and assembly
Custom optical design and lens manufacturing
Complete module assembly
AO combined with M-Flex has optical module design and
manufacturing expertise geared toward high-growth markets
Mobile phones
Personal computing
Automotive
Consumer electronics

M-Flex Camera Module Strategy
In-house custom optical design
Direct mount to our flexible printed circuit designs
Socket designs used on ceramic, PCB substrates or flex substrates
EMI shielded lens mounts
In-house plastic lens manufacturing
Adjustable molds for holding sub 5 micron tolerances
Expertise in designing & manufacturing diffractive optical elements
100 percent in-house testing
Can address design/manufacturing issues quickly and more cost efficiently
Class 100 clean room in China for front-end assembly; Class 100K clean room in China for back-end assembly

M-Flex Camera Module Strategy
Summary of Strategic Roadmap
Working on 1/4” and 1/6” size sensors
Working on 1.3, 2, 3, 5 mega pixel sensors
Working on auto focus (today’s technology can make cameras thicker and more expensive)
Working on optical zoom
Advanced Development Efforts
2
nd
generation manual focusing techniques use innovative methods
Improve cleanliness
More exacting
Auto focusing using advanced technology such as MEMs (Module Electronic
Membranes)
Target Customers
Initially, second tier handset customers
Anticipate shipping low volume camera modules in fiscal 1Q 2007
Longer term, leading handset and portable device manufacturers

M-Flex Camera Module Strategy
Competitive Advantages
Knowledge of Technology
Engineering centric, customer driven
IP in several optics-related areas
AO team has CMOS sensor and camera module experience
Vertical Integration
From FPC and assembly to optical design and lens manufacturing
One-stop shopping allows for lowest possible cost
Custom design capabilities can accommodate specific customer needs
M-Flex’s track record will enable AO to achieve:
Proficiency in high-volume manufacturing
On-time deliveries

26 Cross Section of Aurora Lens for Thin Cameras Lens layout for our less than 6 mm camera 3 Plastic Lens Elements Proprietary Lens layout profile facilitates thinner cameras

Cross Section of Aurora Lens for Thin Cameras
… since a camera is much
more than light impinging on
a sensor chip with software
AO is designing camera modules
for optics based on knowledge of
the way light flows through optics …

Aurora Optical’s Thinnest Camera
Proprietary self-centering lensing
system
3 Plastic Lens Elements
Improve cleanliness
More precise focusing
External Infrared window
Significantly less
than 6 mm camera
thickness

29 Source: Prismark Partners 100% 75% 50% 25% 0% 2004 2005 2006 2007 2008 2009 VGA 1MP 2MP Camera Phone Trends CAMERA PHONE PIXEL SIZE

Benchmark Growth of Peer Group
*Computed from public company filings of respective companies; based on FY quarters of M-Flex and comparable quarters for peers
CAGR Sequential Year over Year
Company Ticker Product Q2-02 to Q3-06 Q2-06 to Q3-06 Q3-05 to Q3-06
1 MFLEX MFLX Flex/EMS 50.5% 5.3% 54.4%
2 NAMTAI NTE EMS 45.5% 2.5% 15.3%
3 MERIX MERX PCB 42.2% 5.5% 94.5%
4 TTM TTMI PCB 37.8% 5.5% 34.0%
5 JABIL JBL EMS 30.0% 12.0% 33.7%
6 MFS 5BM.SI Flex 14.5% -27.7% -4.9%
7 BENCHMARK BHE EMS 14.1% 15.0% 33.6%
8 PLEXUS PLXS EMS 13.5% 17.6% 26.7%
9 INNOVEX INVX Flex 10.8% -24.5% -35.2%
10 PEMSTAR PMTR EMS 9.0% 8.3% 1.2%
11 FLEXTRONICS FLEX EMS 3.7% 22.3% 4.1%
12 CELESTICA CLS EMS -0.2% 15.0% -1.2%
13 SOLECTRON SLR EMS -4.4% 8.1% 4.1%
14 DDI CORP MERX PCB -7.4% 3.1% 15.3%
Revenue Growth *

Benchmark Gross Margin of Peer Group
*Computed from public company filings of respective companies; based on FY quarters of M-Flex and comparable quarters for peers
Average Average
Company Product Q2-02 to Q3-06 Q3-06 change/quarter
1 TTM PCB 21.3% 30.0% 1.01%
2 MFLEX Flex/EMS 20.0% 15.2% 0.26%
3 MFS Flex 16.2% 8.1% -0.16%
4 NAMTAI EMS 14.2% 9.7% -0.45%
5 DDI CORP PCB 10.9% 19.2% 0.78%
6 INNOVEX Flex 10.8% 7.6% -0.19%
7 JABIL EMS 8.7% 7.2% -0.11%
8 PLEXUS EMS 8.6% 11.5% 0.13%
9 MERIX PCB 7.7% 22.4% 1.59%
10 BENCHMARK EMS 7.6% 7.0% -0.05%
11 SOLECTRON EMS 7.2% 5.3% -0.27%
12 CELESTICA EMS 5.2% 5.6% -0.04%
13 PEMSTAR EMS 5.1% 6.4% 0.16%
14 FLEXTRONICS EMS 4.3% 5.8% 0.17%
Gross Margin *

Benchmark Operating Income of Peer Group
*Computed from public company filings of respective companies; based on FY quarters of M-Flex and comparable quarters for peers
Average Average
Company Ticker Product Q2-02 to Q3-06 Q3-06 change/quarter
1 MFS 5BM.SI Flex 11.55% 2.6% -0.22%
2 MFLEX MFLX Flex/EMS 11.21% 8.8% 0.61%
3 NAMTAI NTE EMS 7.88% 9.4% -0.09%
4 TTM TTMI PCB 7.80% 20.3% 1.54%
5 BENCHMARK BHE EMS 4.36% 4.4% 0.03%
6 JABIL JBL EMS 2.62% 3.0% 0.19%
7 FLEXTRONICS FLEX EMS 0.54% 2.7% 0.25%
8 PLEXUS PLXS EMS -1.13% 6.0% 0.54%
9 CELESTICA CLS EMS -3.76% -0.5% 0.25%
10 PEMSTAR PMTR EMS -3.96% 3.4% 0.70%
11 INNOVEX INVX Flex -8.02% -7.2% -0.15%
12 MERIX MERX PCB -8.34% 9.0% 2.06%
13 SOLECTRON SLR EMS -11.49% 1.0% 2.33%
14 DDI CORP MERX PCB -37.12% -1.3% 4.03%
Operating Income *

$26.8
$24.1
$26.6
$33.0
$36.9
$27.1
$29.5
$35.9
$53.5
$56.5
$71.5 $71.6
$84.4
$77.4
$84.4
$130.3
$110.3
$123.8
$139.7
$110.9
Q1 Q2 Q3 Q4 Q1 Q2 Q3 Q4 Q1 Q2 Q3 Q4 Q1 Q2 Q3 Q4 Q1 Q2 Q3 Q4
FY2003
FY2005 FY2004
(US$ in millions)
FY2006
M-Flex Quarterly Sales Trend
FY2002

34 $110.5 $129.4 $253.0 $504.2 $357.1 2002 2003 2004 2005 2006 M-Flex Revenue Growth Fiscal Years Ended September 30 (US$ in millions)

35 M-Flex Net Income $5.0 $4.6 $25.7 $37.2 $40.4 2002 2003 2004 2005 2006 (US$ in millions) Fiscal Years Ended September 30

$0.42
$0.38
$1.27
$1.59
$1.51
2002 2003 2004 2005 2006
M-Flex Earnings Per Share (Diluted)
Our year-end earnings per share in FY2004 were impacted by the weighted average effect of 5,000,000 IPO shares.
(In US$)
Fiscal Years Ended September 30

Actual as of
September 30, 2006
Cash and Cash Equivalents,
and Short Term Investments
Working Capital
Total Assets
Total Debt
Stockholders’ Equity
$45,976
$129,444
$327,045
$4,000
$238,365
(US$ in thousands)
M-Flex Balance Sheet Summary

3140 E. Coronado Street
Anaheim, California 92806
Phone:  714-238-1488
Email:  investor_relations@mflex.com
Web:  http://www.mflex.com
NASDAQ: mflx
3140 E. Coronado Street
Anaheim, California 92806
Phone:  714-238-1488
Email:  investor_relations@mflex.com
Web:  http://www.mflex.com
NASDAQ: mflx